UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated August 27, 2026

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

Changes in Nokia Corporation’s own shares

Stock exchange release	1 (1)
27 August 2026

Nokia Corporation
Stock Exchange Release
27 August 2026 at 19:00 EEST

Changes in Nokia Corporation’s own shares

Espoo, Finland – A total of 3 635 260 Nokia shares (NOKIA) held by the company were transferred today without consideration to participants of Nokia’s equity-based incentive plans in accordance with the rules of the plans. The transfer is based on the resolution of the Board of Directors to issue shares held by the company to settle its commitments to participants of the incentive plans as announced on 2 October 2025.

The number of own shares held by Nokia Corporation following the transfer is 83 991 222.

About Nokia

Nokia is a global leader in connectivity infrastructure, enabling the AI supercycle. We build networks that connect intelligence and deliver a comprehensive connectivity solution across fixed, mobile, IP, optical, core, and data center networks. With security by design, AI-driven innovation, and AI-optimized architecture, Nokia delivers trusted infrastructure that enables AI to scale and advances connectivity to secure a brighter world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2026	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Global Head of Corporate Legal